April 10, 2007

Ms. Peggy Fisher

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 6010

Washington, D.C. 20549-7010

Re:	Comverge, Inc.

Form S-1 Amendments No. 8 and 9

File No. 333-137813

Filed April 5, 2007 and April 9, 2007

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company), set forth below is the response of the Company to the comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated April 10, 2007, with respect to the Company’s Form S-1 (File No. 333-137813) (the “Registration Statement”). For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson
Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.)

Tracey A. Zaccone (King & Spalding LLP)

Comverge, Inc.

Form S-1 Amendments No. 8 and 9

File No. 333-137813

Response to SEC Comment Letter dated April 10, 2007

Exhibits

With a view toward disclosure, please tell us the reasons for the amendments and revisions embodied in Exhibits 4.5, 4.6, 10.36 and 10.37.

Response:

Exhibits 4.5, 4.6, 10.36 and 10.37 are each recent amendments to agreements that had previously been filed and are considered by the Company to be positive developments in its business. For the reasons stated below, the Company does not believe that the amendments are material or that additional disclosure in the Registration Statement is necessary.

Exhibits 4.5 and 10.36 amend the original Warrant and original Loan and Security Agreement with Partners for Growth, L.P. previously filed with the Registration Statement as Exhibits 4.2 and 10.8, respectively. The only purpose of the amendments is to permit Partners for Growth to convert the principal amount of its convertible debt into the Company’s Series B preferred stock in part as opposed to having to convert the entire amount of the debt as previously permitted under the original agreements. Permitting Partners for Growth to convert its convertible debt, even in part, benefits the Company by reducing the amount of its future interest expense payable on any unconverted portion of the convertible debt. The Company had previously disclosed on page 50 of the Registration Statement that Partners for Growth may convert the principal amount of the convertible debt (without specifying whether it could be converted in whole or in part). In addition, the Company had previously disclosed in the beneficial ownership table on page 117 of the Registration Statement the maximum amount of stock owned by Partners for Growth assuming that the convertible debt had been converted. The Company does not believe that whether the convertible debt can be converted in whole or in part is material and, therefore, believes that the existing disclosure in the Registration Statement adequately describes the amended Warrant and the amended Loan and Security Agreement.

Exhibits 4.6 and 10.37 amend the original Warrant to Purchase Series C Preferred Stock and the original Strategic Development and Marketing Agreement with Air Products and Chemical, Inc. previously filed with the Registration Statement as Exhibits 4.3 and 10.10, respectively. The primary purpose of these amendments was to delete the provision that provided for expiration of the Warrant upon the Company’s initial public offering. This change had been contemplated at the time Amendment No. 7 to the Registration Statement was filed and was reflected on page 115 of that filing, where prior disclosure of the Warrant expiring upon the initial public offering was deleted. Amendment No. 7 includes the preliminary prospectus that has been circulated to potential investors. The documents reflecting these amendments were filed as exhibits to the Registration Statement once they were subsequently finalized and executed. In exchange for this amendment to the Warrant, the Company received benefits (i) in the amended Warrant by

Comverge, Inc.

Form S-1 Amendments No. 8 and 9

File No. 333-137813

Response to SEC Comment Letter dated April 10, 2007

conditioning the warrant triggers on business-specific requirements of Air Products for Company contracts and (ii) in the amendment to the Strategic Development and Marketing Agreement in the form of additional customer credit support to be provided by Air Products and the extension of time by which the Company has to pay Air Products certain service fees contemplated by the original agreement. Aside from the disclosure previously made in Amendment No. 7, the Company does not believe that any of the other amendments described above are material and, therefore, believes that the existing disclosure in the Registration Statement adequately describes the amended Warrant to Purchase Series C Preferred Stock and the amended Strategic Development and Marketing Agreement.

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